FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2006

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date April 7, 2006

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

NEWS FOR RELEASE: April 7, 2006

NEWS RELEASE NR 06-06

For Further Information Contact:

Jean Pierre Jutras at 1-403-269-6753

Web: www.tylerresources.com

Investor Relations

Chevonne Miller, Breakthrough Financial Marketing

Inc. at 1-403-269-7676 or 1-866-269-7676 miller@breakthrough.ab.ca

Tyler Resources expands land position at Bahuerachi, Mexico

schedules live meeting and conference call to provide exploration update and announces Weedy Lake gold project resource estimate, Saskatchewan.

Bahuerachi Land Position Update

The Company has been advised that it has received two exploration titles, Bahuerachi 4 and 6, which completes the focused staking exercises surrounding the Bahuerachi porphyry/skarn copper project.  The two new titles cover an additional 1,537 hectares as shown on the attached map.

Staking to the north (Bahuerachi 6) was undertaken to cover a new skarn occurrence north of the current claim block, with a series of samples returning 1.10% copper, 4.27% zinc and 9.7 g/t gold over a hand trench which exposed 8.5 meters of the new mineralized skarn zone.

Staking south of the current claim block was conducted to cover a newly recognized porphyry occurrence and related skarn mineralization.

Progress Update,

Drilling is continuing at Bahuerachi with 4 drill rigs.  During March, a total of 3,767 meters were drilled, including 2,767 meters of diamond drilling and 1,000 meters of reverse circulation (RC) drilling.

Since October, when Tyler announced its plans to complete a 12,200 meter first pass testing of the Main Zone porphyry targets (Main, North Porphyry and Goat Zone porphyry) by May 2006, a total of 9,200 meters of core drilling have been completed, meeting the expectations of management as well as the timeline of the announced program.

Live Meeting and Conference Call

Tyler will hold an Investor Conference Call and Live Meeting Presentation on Monday, April 10, 2006 at 4:30 p.m. (EDT).  Jean-Pierre Jutras, President and Chief Executive Officer will provide an update on Tyler’s ongoing drilling program and provide further information on a new skarn discovery detailed in the company’s last news release dated March 31. A question and answer session will follow the call. Instructions on how to access the live meeting and conference call are attached to this News Release.

April 7, 2006

Weedy Lake-Golden Heart Deposit, Initial 43-101 Resource Estimate Completed

The Company has been advised by its Option Partner Golden Band Resources Ltd. that an independent technical report and mineral resources estimate on the Weedy Lake Golden Heart deposit has now been received.  Current ownership interests in this deposit is currently Tyler Resources Inc., 50.1% and Golden Band Resources Inc., 49.9%.

In summary, the independent studies conducted by Mr. Ronald Simpson of Geosim Services Ltd., have outlined the following resource estimates for the Golden Heart deposit:

Table 1:

 Mineral Resource Estimates for Golden Heart Project Gold Deposit

(at 1 g/t Au cutoff grades)

Deposit:	Golden Heart[1]
Resource Category	Tonnes ≥ Cutoff	Grade g/t Au	In-situ Ounces
Measured	562,200	2.02	36,500
Indicated	3,924,300	1.77	223,400
Meas.+Ind.	4,486,400	1.80	259,900
Inferred	598,800	1.66	31,900

1 Figures for Golden Heart have been rounded to the nearest 100 tonnes resulting in the combined    measured and indicated category appearing to be marginally less than the sum.

Golden Heart Deposit:

The Golden Heart gold deposit is estimated to contain a measured and indicated resource of 4.49 million tonnes averaging 1.8 g/t gold at a cut-off grade of 1.0 g/t gold. An additional 598,800 tonnes grading 1.66 g/t gold is classified as inferred (Table 1). The Technical Report contains additional grade and tonnage data for grade cutoffs between 0.50 and 2.00 g/t gold.

The current database for the Golden Heart Deposit consists of 18,693 assayed intervals from 147 drill holes (total drilling is 27,690.4 metres) completed in several phases between 1982 and 1996. Bulk density measurements were performed on 20 drill core composites and the average density value of 2.79 g/cm3 was used for tonnage calculations.

Resource estimation was constrained by 3-dimensional solid models created in concert with a low grade shell defined by indicator kriging. Block estimation was carried out by ordinary kriging using a top-cut of 200 g/t. The influence of samples grading between 24 and 200 g/t Au was restricted to a range of 10 metres. Blocks were classified based on a combination of sample spacing and kriging variance. Due to the quality of downhole survey information, measured blocks were also restricted to within 150 metres of the surface (300 metre level). Blocks below that depth (approximately 150 m below surface) are included in the indicated or inferred categories.

As also reported by Golden Band Resources, an independent scoping study (preliminary Economic Analysis) is currently being prepared for the Golden Heart Deposit by P&E Mining Consultants Inc. which is expected to be completed in May 2006.  The reports pertaining to the resource estimate studies have been filed on SEDAR by Golden Band Resources Inc.

April 7, 2006

About Tyler

Tyler Resources is a junior exploration company focused on base and precious metals exploration in Mexico. Tyler’s primary project is the Bahuerachi property which hosts a large mineralized porphyry-skarn copper (Au, Ag, Mo, Zn) complex. The company is well financed and is in the early part of a 35,000 meter combined diamond and reverse circulation drilling program currently scheduled to be completed during 2006, making it one of the most active Canadian junior exploration companies operating in Mexico.

“Jean Pierre Jutras”

Jean Pierre Jutras

President, CEO and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”,“projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

Conference Call and Live Meeting Investor Presentation

Tyler will hold an Investor Conference Call and and Live Meeting Presentation on Monday, April 10, 2006 at 4:30 p.m. (EDT).  Jean Pierre Jutras, President and Chief Executive Officer will provide an update on the Tyler’s 2006 drilling and provide further details on a new skarn discovery detailed in the company’s last news release dated March 31. A question and answer session will follow the call.

Please note that participants are required both to dial-in to the conference call and log-in to Microsoft’s Live Meeting console prior to viewing the presentation.  You must install the Live Meeting Console in order to log in for the presentation.  Please refer to link below for installation information.

First Time Users: To save time before the meeting, check your system  to make sure it is compatible with Microsoft Office Live Meeting. For assistance, visit Live Meeting Help and Support: http://r.office.microsoft.com/r/rlidLiveMeeting?p1=7&p2=en_US&p3=LMInfo&p4=support

To check your browser prior to the meeting, click on the following link:
https://www.livemeeting.com/cc/bellconfpro/join?id=check

For further support or inquiries contact Web Conferencing Support via e-mail at webconfsupport@bell.ca or by calling 1-866-861-2121 or 416-695-9871.

Users with the Live Meeting Console installed, please sign in with the information below.

Step #1 – To view the presentation

Log on to the meeting URL: https://www.livemeeting.com/cc/bellconfpro/join

Meeting ID: TYLER ConfCall #1

Meeting Key: Tyler

Role: Attendee

Step #2 – To hear the presentation

Call the conference call line

Audio Conferencing (Toll): +1 (416) 641-6156

Audio Conferencing (Toll-free): +1 (866) 540-8136

The conference call and live meeting presentation will be posted on the company’s web site www.tylerresources.com following the event.

click on map to enlarge

TYLER RESOURCES INC.

BAHUERACHI PROJECT, MEXICO

Additional Mineral Titles and new prospecting results

Bahuerachi Project-NR#06-06

Bahuerachi 6 - 300 hectares
Surface chip samples, 8.5 meters @ 1.10% Copper, 4.27% Zinc, 9.7 g/t silver.
Bahuerachi 5
North Skarn Zone
NORTH
Bahuerachi 1,2,3
Main Zone
"Cuesta Colorada" Cu-Au-Ag-Zn-Pb skarn/CRD
"Mina Yolanda" Cu-Zn Skarn
Tule Porphyry target
Bahuerachi 4 - 1,237 Hectares
Scale
0
1,000 m
2,000 meters
2 Km